SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2005 DEC -1 P 2:16

OFFICE OF INTERNAT... CORPORATE F...

28 November 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

[redacted]

05012989

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

PROCESSED
DEC 05 2005
THOMSON
FINANCIAL

IK/ld/cw

Encl.

c.c. J P Morgan
- Mr. Bric Luk

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 28 November 2005 released to Bursa Malaysia an announcement (the "Announcement") in relation to the change in Boardroom and the change in Audit Committee of SHMB. The following is a reproduction of the Announcement for information purpose only.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

Change in Boardroom

Date of change	:	**24/11/2005**
Type of change	:	**Appointment**
Designation	:	**Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**SULIP R. MENON**
Age	:	**41**
Nationality	:	**Malaysian**
Qualifications	:	**1) LL.B University of London** **2) Barrister-at-Law (The Honourable Society of Lincoln's Inn)** **3) eMBA, Asian Institute of Management, Manila**
Working experience and occupation	:	**1. Legal Assistant in Zaid Ibrahim & Co (1991-1995)** **2. Assistant Manager, Legal of Peremba (Malaysia) Sdn Bhd (1995-1996)** **3. Group Legal Adviser of Landmarks Berhad (1996-2001)** **4. General Manager, SRMD of Landmarks Berhad (2002-2005)** **5. Chief Operating Officer of Landmarks Berhad (2005-Present)**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Remarks	:	

Change in Audit Committee

Date of change	:	**24/11/2005**
Type of change	:	**Appointment**
Designation	:	**Member of Audit Committee**
Directorate	:	**Non Independent & Non Executive**
Name	:	**HARUN BIN HALIM RASIP**
Age	:	**51**
Nationality	:	**Malaysian**
Qualifications	:	**Bachelor of Commerce Degree (Accounting) from the University of Western Australia. Member of Australian Institute of Chartered Accountants and Malaysian Institute of Accounts**
Working experience and occupation	:	**1. Director of Halim Rasip Holdings Sdn Bhd Group** **2. Chairman and Co-Chief Executive of Integrax Berhad** **3. Chairman of Landmarks Berhad** **4. Executive Committee member of the Federation of Public Listed Companies Berhad and sits on its Technical & Regulatory Committee and Accounting Standard Sub-Committee**
Directorship of public companies (if any)	:	**1. Integrax Berhad** **2. Landmarks Berhad** **3. Federation of Public Listed Companies Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**117,124,012 (indirect interest via Zimulia Sdn Bhd, a substantial shareholder of the Company)**
Composition of Audit Committee (Name and Directorate of members after change)	:	**Tan Sri Dato' Wan Sidek bin Wan Abd. Rahman** **(Independent Non-Executive Director)** **Dato' Seri Ismail Farouk Abdullah** **(Independent Non-Executive Director)** **Harun bin Halim Rasip** **(Non-Independent Non-Executive Director)**
Remarks	:	